

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2022

John F. Erhard
Chief Executive Officer
ArcLight Clean Transition Corp. II
200 Clarendon Street, 55th Floor
Boston, Massachusetts 02116

   Re: ArcLight Clean Transition Corp. II
     Registration Statement on Form S-4
     Filed February 8, 2022
     File No. 333-262583

Dear Mr. Erhard:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed February 8, 2022

Questions and Answers about the Business Combination and the Special Meeting
Q. What Equity Stake Will Current ArcLight Equityholders and OPAL Fuels..., page 14

1. Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Q. Do Any of Arclight's Directors or Officers Have Interests in the Business Combination..., page 22

2. We note your reference here to your section about interests of ArcLight's directors and officers in the Business Combination beginning on page 140 and also your reference to a risk factor on this topic which we note begins on page 75. We also note your disclosure in the summary on page 35. In the risk factor you disclose the value of the Class B ordinary

shares by ArcLight's sponsor and independent directors, but we note that your sponsor also purchased an aggregate of 9,223,261 ArcLight private placement warrants, and that at the closing of the business combination, ArcLight's sponsor, directors and officers, and their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on ArcLight's behalf such as identifying potential target businesses and performing due diligence on suitable targets for business combinations. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

3.   Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Summary, page 26

4.   As part of this transaction, we note that you have entered into a subscription agreement with affiliates of Nextera Energy, Inc. to sell 1,000,000 Series A preferred units of OPAL Fuels for $100 million, and that such additional securities will be used to satisfy the "Aggregate Transaction Proceeds" required to complete the business combination transaction after returning funds to redeeming stockholders. Revise the disclosure to discuss the key terms of these securities and to disclose the potential impact of those securities on non-redeeming shareholders.

Simplified Post-Combination New OPAL Structure, page 28

5.   Please quantify the ownership levels and voting interests of the entities in this chart in New OPAL and OPAL Fuels, and the redemption level assumed.

Risk Factors, page 47

6.   Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Some of ArcLight's officers and directors may have conflicts of interest..., page 75

7.   Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Pre-existing relationships between participants in the Business Combination and the related transactions..., page 76

8. You disclose that certain of the participants in the Business Combination and the PIPE Financing or their affiliates have pre-existing relationships that could give rise to conflicts of interest in connection with the Business Combination and related transactions. For example, you disclose that certain of the PIPE Investors (including one of the lead PIPE Investors) have interests in or are affiliated with investors in OPAL Fuels, as well as certain other contractual relationships with OPAL Fuels. We also note your disclosure on page 264 that an affiliate of ArcLight is participating in the PIPE. Please clarify if ArcLight's sponsor or its affiliates have any ownership interest in OPAL Fuels or any contractual relationship with OPAL Fuels. If so, please disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid, and also clarify how the board considered those conflicts in negotiating and recommending the business combination.

If the Business Combination is consummated, ArcLight's shareholders will experience dilution., page 77

9. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. Please also provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Also include disclosure regarding your underwriting fees on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. It appears that underwriting fees remain constant and are not adjusted based on redemptions.

OPAL Fuels' current majority stockholder is expected, following the Business Combination, to have control over all stockholder decisions , page 86

10. We note your disclosure on page 86 that Mr. Mark Comora will hold in the aggregate a substantial majority of the voting power of your capital stock and will control a majority of the combined voting power of New OPAL Common Stock, and therefore be able to control most matters submitted to New OPAL stockholders for approval. Please revise to quantify the voting power to be held by Mr. Comora.

The Background of the Business Combination Agreement, page 101

11. Your charter waived the corporate opportunities doctrine under certain circumstances. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Negotiations with OPAL Fuels, page 103

12.   Throughout this section, you disclose meetings and discussions among ArcLight, OPAL Fuels, and each side's respective advisors. Please revise to make clear the persons involved in negotiations or other activities..

PIPE Financing (Private Placement), page 125

13.   Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination.

Certain Opal Fuels Projected Financial Information, page 129

14.   Please clarify the extent to which the projected items represent the most probable specific amount for each financial item projected, and reconcile your statement indicating you do not intend to provide any update or revision to the prospective information, with Item 10(b)(3)(iii) of Regulation S-K, as it may pertain to circumstances under which you would know or have reason to know that your previously disclosed projections no longer have a reasonable basis.

15.   Please revise to clarify that the key elements of the projections summarized on page 131 do not reflect certain expenses and impacts associated with the terms of the business combination agreement. For example, the projections do not reflect i) the potential expense or dilutitive effect associated with the issuance of 10 million incremental shares to the extent that New OPAL's annual EBITDA for the calendar year 2023 and 2024 exceeds the amounts of Adjusted EBITDA depicted in the projections, ii) the calculation of earnings attributable to New Opal resulting from the legacy shareholders' retention of their majority interests of Opal Fuels, or iii) the use of cash necessary to fulfill the potential obligations resulting from the Tax Receivable Agreement.

16.   We note your disclosure regarding the financial forecasts provided by OPAL Fuels to ArcLight and the estimates and assumptions used in preparing the forecasts. Please revise to qualitatively and quantitatively discuss all material assumptions underlying the projections. For example, we note the financial forecast information provided in Slide 39 of your December investor presentation filed as Exhibit 99.2 to a Form 8-K filed on December 2, 2021. Please also provide additional details and quantitative support, as appropriate, for the material assumptions that account for the projected significant revenue growth through 2025.

17.   We note that a significant amount of projected RNG supply and increases in EBITDA from 2021-2025 described on slides 40 and 41 of the December investor presentation appears to be from in-development "controlled" projects. Please discuss if such "controlled" projects are disclosed in the business section under "OPAL's Projects" beginning on page 217 or otherwise revise to disclose these "controlled" projects and the assumptions as to their development over the next five years.

18.   We note your disclosure cautioning investors "not to rely" on the OPAL Fuels' projected financial information. While it may be appropriate to caution investors not to place undue reliance upon prospective financial information, it is not appropriate to tell readers to not rely upon them as you have included the disclosures. Please revise your disclosures accordingly.

Forum Selection (Proposal 4D), page 152

19.   We note your disclosure regarding your exclusive forum provision for "certain actions and claims." Please revise your disclosure in this section to identify such actions and claims, and to clarify the courts selected in your exclusive forum provision. In addition, please disclose that the provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which federal courts have exclusive jurisdiction. We note the related statement in Section 12.1 of your proposed charter, and your disclosure on page 276. In addition, please disclose the provision in Section 12.3 of your proposed charter that selects the U.S. federal district courts as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, and revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision. Please ensure that you make conforming changes throughout your prospectus.

Material U.S. Federal Income Tax Considerations , page 166

20.   Please provide an opinion of counsel as to the tax consequences of the Domestication. For example, you disclose that the U.S. federal income tax consequences of the Domestication will depend primarily upon whether the Domestication qualifies as a "reorganization" within the meaning of Section 368 of the Code, and you disclose that the transaction should qualify as a reorganization under Section 368(a)(1)(F) of the Code. See Item 601(b)(8) of Regulation S-K, and for further guidance, Section III of Staff Legal Bulletin 19 (October 14, 2011).

Unaudited Pro Forma Combined Financial Information
Note 3 - Accounting for the Transactions
Earnout, page 190

21.   We note disclosure that the accounting treatment of the earnout arrangements are being evaluated to assess if the arrangements qualify as equity classified instruments or liability classified instruments. Please tell us how you considered the guidance in ASC 805-10-55-24 through 25 in determining the appropriate accounting treatment for these earnout arrangements.

Note 6 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 193

22.   In note 6 (l) you discuss the Tax Receivable Agreement (TRA), and the potential for significant cash payments related to such agreement. Please revise to quantify in this

disclosure the estimated maximum payment that you may be required to make under the TRA if there were a redemption of all of the OPAL Common Units by TRA participants, or if there were a change of control, or termination of the TRA as discussed on pages 127 and 265 of the document.

Information about OPAL Fuels
Overview of Dispensing and Monetization Business, page 213

23. We note your disclosure that in November 2021 OPAL signed a five-year agreement with a leading renewable energy company who will purchase a substantial majority of OPAL's Environmental Attributes (RINs and LCFS credits). Please file this agreement as a material contract under Item 601(b)(10) of Regulation S-K, or provide your analysis why such agreement is not material.

Opal Fuels' Management's Discussion and Analysis of Financial Condition and Results of Operations, page 234

24. We note that you discuss some of the reasons for changes in various line items of your statements of operations although there appear to be instances where the overall change is not sufficiently addressed. When there is more than one *reason* for a significant change, you should *quantify* the impact of each *reason* having a material impact on the overall change in the line item. For example, you indicate that the increase in revenue from RNG Fuel for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020 was attributable primarily to acquiring the remaining 56% interest in Beacon and the execution of a new customer sales agreement for Environmental Attributes. With regard to your revenue variances, disclose the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services. Refer to Item 303 of Regulation S-K.

Index to Financial Statements, page F-1

25. Please revise to provide updated financial statements and related disclosures for Arclight Clean Transition Corp II and OPAL Fuels LLC as required by Item 8-08 of Regulation S-X.

Opal Fuels LLC Financial Statements
Note 2 Summary of Significant Accounting Policies, page F-75

26. We note disclosure on page 235 that in December 2020, Fortistar and certain of its affiliated entities contributed their respective ownership interests in the following legal entities to OPAL in a common-control reorganization: TruStar Energy Holdings LLC, Fortistar RNG LLC, Fortistar Methane 3 Holdings LLC, Fortistar Methane 3 LLC, Fortistar Contracting LLC, and Fortistar Methane 4 LLC. OPAL accounted for its receipt of these interests as a transfer under common control, and accordingly retained the

historical basis of accounting by its parent company as if the entities had always been held by OPAL. Please disclose the nature of and describe the accounting policy for this December 2020 transaction in the notes to your financial statements. In doing so, refer to ASC 805-50-45-5 and tell us how you considered the requirement to disclose that the financial data of previously separate entities are *combined* for periods prior to December 2020.

Exhibits and Financial Statements Schedules, page II-1

27. Please file the senior secured credit facility, the Administrative Services Agreement with Fortistar Services 2 LLC, the Indemnification and Hold Harmless Agreement with Fortistar, and the Flue Gas Offtake and Preferred Partner Agreement, or provide your analysis as to why such agreements are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski at (202) 551-3759 or John Cannarella at (202) 551- 3337 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Julian Seiguer